July 28, 2009

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dominion Funds, Inc., File Nos. 033-49808 and 811-06727

Dear Sir/Madam:

On behalf of Dominion Funds, Inc., a registered investment company (the “Company”), we hereby submit, via electronic filing, Post-Effective Amendment No. 22 to the Company’s Registration Statement under the Securities Act of 1933 (the “Amendment”).  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The Amendment is filed primarily to update the prospectus and statement of additional information with respect to the Shepherd Fund.

The Amendment is expected to become effective, after further amendment in response to staff comments and in order to include certain further required financial disclosure and other disclosure resulting from a special meeting of shareholders, on October 28, 2009.  Please provide any comments on the Amendment to Robert N. Sobol, Esq., Cipperman & Company LLC via mail at the below address or via phone at (610) 687-5344.

Very truly yours,

/s/ Cipperman & Company LLC

CIPPERMAN & COMPANY LLC

Walnut Hill Plaza

150 South Warner Road

Suite 140

King of Prussia, PA  19406